

November 1, 2023

Yoshihiro Koshiba
Chief Executive Officer
Metros Development Co., Ltd.
Ginza Sanno Building 7F
4-10-10, Ginza, Chuo-ku
Tokyo 1040061
Japan

> **Re: Metros Development Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 19, 2023**
> **File No. 333-274696**

Dear Yoshihiro Koshiba:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1

Description of Business, page 48

1. We note your revised disclosure that you plan to use approximately 40% of the net amount of offering proceeds for the development and marketing of the new real estate crowdfunding platform. Please discuss in greater detail your specific plan for the crowdfunding platform, such as timing for the planned phases of development and marketing, the associated costs, how you expect to generate revenues from the platform, the period you expect revenues to commence, and any risks associated with completing the platform.

Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you have questions regarding the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Craig D. Linder, Esq.